Filed by M&T Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson City Bancorp, Inc.

(Commission File No. 0-26001)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of M&T Bank Corporation (“M&T”) Earnings Conference Call held on Wednesday, January 16, 2013.

This filing contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving M&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in M&T’s reports filed with the SEC and those identified elsewhere in this filing, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by M&T and Hudson City shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the M&T and Hudson City businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of M&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

In connection with the merger, M&T filed with the SEC on January 9, 2013, Amendment No. 1 to its Registration Statement on Form S-4 that includes a Joint Proxy Statement of M&T and Hudson City and a Prospectus of M&T, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS OF M&T AND HUDSON CITY ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND

ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about M&T and Hudson City, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from M&T at www.mtb.com under the tab “About Us” and then under the heading “Investor Relations” or from Hudson City by accessing Hudson City’s website at www.hcsbonline.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Investor Relations, One M&T Plaza, Buffalo, New York 14203, (716) 842-5445.

M&T and Hudson City and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&T and Hudson City in connection with the merger. Information about the directors and executive officers of M&T and their ownership of M&T common stock is set forth in the proxy statement for M&T’s 2012 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 7, 2012. Information about the directors and executive officers of Hudson City and their ownership of Hudson City common stock is set forth in the proxy statement for Hudson City’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

TRANSCRIPT

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EDITED TRANSCRIPT

MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

EVENT DATE/TIME: JANUARY 16, 2013 / 3:30PM GMT

OVERVIEW:

Co. reported full-year 2012 net income of $1.03b and common diluted EPS of $7.54. 4Q12 net income was $296m and GAAP common diluted EPS was $2.16.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

CORPORATE PARTICIPANTS

Don MacLeod M&T Bank Corporation - Director IR

Rene Jones M&T Bank Corporation - CFO

CONFERENCE CALL PARTICIPANTS

Kevin St. Pierre Sanford C. Bernstein & Company, Inc. - Analyst

Brian Foran Autonomous Research - Analyst

Bob Ramsey FBR & Co. - Analyst

Erika Penala BofA Merrill Lynch - Analyst

Ken Zerbe Morgan Stanley - Analyst

Ken Usdin Jefferies & Company - Analyst

Todd Hagerman Sterne, Agee & Leach, Inc. - Analyst

Brian Klock Keefe, Bruyette & Woods - Analyst

Gerard Cassidy RBC Capital Markets - Analyst

Collyn Gilbert Stifel Nicolaus - Analyst

Stephen Mead Anchor Capital Advisors - Analyst

PRESENTATION

Operator

Good morning. My name is Jackie and I will be your conference operator today. At this time I would like to welcome everyone to the fourth quarter and fiscal year 2012 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session.

(Operator Instructions)

Thank you. I would now like to turn the call over to Don MacLeod, Director of Investor Relations. Please go ahead.

Don MacLeod - M&T Bank Corporation - Director IR

Thank you and good morning, everyone. This is Don MacLeod. I’d like to thank everyone for participating in M&T’s fourth quarter 2012 earnings conference call, both by telephone and through the webcast. If you have not read the earnings release we issued this morning, you may access it, along with the financial tables and schedules, from our website, www.MTB.com, and by clicking on the Investor Relations link.

Also, before we start, I’d like to mention that comments made during this call might contain forward-looking statements relating to the banking industry and to M&T Bank Corporation. M&T encourages participants to refer to our SEC filings, including those found on Forms 8-K, 10-K, and 10-Q, for a complete discussion of forward-looking statements.

Now I’d like to introduce our Chief Financial Officer, Rene Jones.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

Thank you, Don, and good morning, everyone. Thank you for joining us on the call today to discuss the fourth quarter, as well as our full-year results. Let me begin by reiterating some of my comments from this morning’s press release. This past year was one of tremendous accomplishment at M&T. For the full year, net income and earnings per share reached a new high, exceeding those earned in 2006, the last full year prior to the financial crisis. We successfully completed the integration of the Wilmington Trust merger. And took the final major step in the integration process by completing the conversion of the trust systems and operations into a single platform. Retention of the Wilmington Trust customer base has exceeded our expectations.

We completed our exit from the TARP program last August by agreeing to amend the terms of that instrument. And assisting in its sale by the United States Treasury through a public offering. We were able to capitalize on the disruption from HSBC’s decision to exit upstate New York markets. And as a result, increased our share of customer and business relationships in those markets. We saw continued improvement in credit trends, with net charge-offs for the year down 30% to 30 basis points of average loans. We continue to build our capital ratios through earnings retention, with the tangible common equity ratio increasing 80 basis points from the end of 2011. Yet our return to shareholders improved.

And, lastly, we entered into an agreement to purchase Hudson City Bancorp, subject to the approval of the regulators and the shareholders of both companies. All of these accomplishments were attributable to the extraordinary efforts of our dedicated employees this past year.

Turning to the numbers, diluted GAAP earnings per common share were $2.16 in the fourth quarter of 2012. Compared with $2.17 earned in the previous quarter. Net income for the recent quarter was $296 million, up from $293 million in the linked quarter. M&T has consistently provided supplemental reporting of its results on a net operating or tangible basis, from which we exclude after-tax effect of amortization of intangible assets, as well as expenses and gains associated with mergers and acquisitions when incurred. After-tax expense from the amortization of intangible assets was $8 million, or $0.07 per common share in the recent quarter, compared with $9 million in the third quarter, also amounting to $0.07 per share.

There were no merger-related expenses in either of the past two quarters. Diluted net operating earnings per common share were $2.23 for the recent quarter. Compared with $2.24 for the linked quarter. M&T’s net operating income for the fourth quarter, which excludes the amortization expense I mentioned, was $305 million. Up from $302 million in the linked quarter. Net operating income expressed as an annualized rate of return on average tangible assets and average tangible common shareholders equity, was 1.56% and 20.46%, respectively, for the fourth quarter of 2012. Compared with 1.56% and 21.53% in the recent quarter. In accordance with the SEC guidelines, this morning's press release contains a tabular reconciliation of GAAP and non-GAAP results, including tangible assets and equity.

Next I’d like to cover a few highlights from the balance sheet and income statement. Taxable equivalent net interest income was $674 million for the fourth quarter of 2012, up from $669 million in the linked quarter. The net interest margin contracted to 3.74% during the fourth quarter, down 3 basis points from 3.77% in the third quarter. For the most part, the reduction in margin as compared with the third quarter came as a result of what I’d call core margin compression, as pressure on the loan yields, which declined 6 basis points, was partially offset by a lower cost of funds. The items that usually have an impact on the linked quarter margin comparisons, such as prepayment penalties, interest on non-accrual loans, were consistent with the third quarter.

Interest income from acquired loans was $78 million in the fourth quarter, down from $87 million in the prior quarter. However, the average balance of acquired loans declined to $6 billion in the fourth quarter from $6.8 billion in the third quarter. Thus the yield on the acquired loan portfolio was little changed from the third quarter. In general, the cash flows being realized from our acquired loan portfolios continue to outpace the initial expectations that we had at the time of the Wilmington Trust and Provident acquisitions. I’ll discuss our outlook for the margin balances and net interest income in a few moments.

As for the balance sheet, we saw robust growth in loans during the fourth quarter, not unlike last year's fourth quarter. Average loans increased by approximately $1.6 billion or an annualized 10% to $65 billion from $63.4 billion in the third quarter. On that same basis, compared with 2012’s third quarter, changes in average loan balances by category were as follows. Commercial and industrial loans grew by an annualized 12%. Within that category, loans to finance auto dealer inventory grew by $137 million. While all other C&I loans increased by $354 million, an annualized 10% increase.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Commercial real estate loans grew at an annualized 5%. Residential real estate loans grew by $790 million, partially as a result of a $447 million increase in our pipeline of mortgages held for sale. In addition, the remainder of loans that we locked to retain for our portfolio in the third quarter were funded and came onto the balance sheet in the fourth quarter. Consumer loans declined an annualized 2%, driven by lower levels of indirect auto and home equity loans, partially offset by growth in other consumer loans.

On an end-of-period basis loan growth was quite a bit stronger. Total loans at the end of 2012 increased by some $2.5 billion to $66.6 billion, or 15% annualized from September 30. Thus, we enter 2013 with loans already more than $1.5 billion higher than 2012’s fourth quarter average. Average core customer deposits, which exclude foreign deposits and CDs over $250,000, matched the performance on the loan side. Increasing in the fourth quarter by approximately $1.6 billion or an annualized 11% from the third quarter.

Non-interest income totaled $453 million in the fourth quarter, compared with $446 million in the prior quarter. The recent quarter’s results included $14 million of net other-than-temporary-impairment charges related to our investment securities portfolio. Up from $5 million in the linked quarter. Excluding those losses from both periods, non-interest income was $468 million for the recent quarter, up 4% from $451 million in the third quarter, and up 10% from last year’s fourth quarter.

Mortgage banking revenues rose to $117 million in the recent quarter compared with $107 million in the prior quarter. Within that category, residential mortgage banking revenues grew to $96 million in the fourth quarter, up from $82 million in the linked quarter. While commercial mortgage banking revenues declined compared with the prior quarter. Reflecting lower volumes from what was a very strong third quarter. Deposit service charges were $112 million in the recent quarter compared with $114 million in the prior quarter. Substantially all of the $2 million decline related to M&T’s decision to waive fees for customers who faced challenges arising from Hurricane Sandy.

Turning to expenses. Operating expenses, excluding the amortization of intangible assets, were $612 million for the fourth quarter, up from $602 million in the prior quarter. Expenses in the quarter were elevated, in part due to a branch operating loss relating to a customer who misappropriated funds. This represents the majority of the quarter’s increase. In addition, the Bank experienced higher levels of professional service costs related to investments in our technology platform and our capital planning infrastructure, as we move towards becoming a CCAR bank for stress-testing purposes. Nevertheless, the efficiency ratio, which excludes security gains and losses, as well as intangible amortization, was 53.6% for the fourth quarter. Improved from 53.7% in the third quarter. The strong revenue trends continued to be a contributing factor to the improved efficiency ratio. Net charge-offs for the fourth quarter were $44 million.

Let me now turn to credit. Let me start with, the credit quality, we feel, remains good for the most part. We did see an uptick in non-accrual loans. Non-accrual loans increased to $1.01 billion, or 1.52% of loans at the end of 2012, from $925 million or 1.44% of loans at the end of the previous quarter. The majority of the change came as a result of the transfer to non-accrual status of $64 million of loans to a long-time M&T customer that are fully secured by residential real estate. The loan shows up in our regulatory filings as a residential mortgage loan. It is well collateralized and, as a result, in our view, no specific reserve was warranted.

Other non-performing assets, consisting of assets taken into foreclosure of default of loans, were $104 million as of December 31. Down from $112 million as of December 30. And we expect to report a slight decline in our level of classified assets when we file the 10-K next month. Net charge-offs for the fourth quarter were $44 million, little changed from $42 million in the linked quarter. Annualized net charge-offs as a percentage of total loans were 27 basis points, compared with 26 basis points in the linked quarter. But better than the full-year net charge-off ratio of 30 basis points.

The provision for credit losses was $49 million for the fourth quarter compared with $46 million in the linked quarter. That provision exceeded net charge-offs by $5 million. And, as a result, the allowance for loan losses increased to $926 million as of the end of 2012. The addition to the allowance comes largely in response to the strong loan growth we experienced in the fourth quarter. The ratio of allowance for credit losses to total loans was 1.39%, compared with 1.44% in the linked quarter. The loan loss allowance as of year-end 2012 was 5 times net charge-offs for the past year.

As you know, we disclose loans past due 90 days but still accruing separately from non-accrual loans because they are deemed to be well-secured in the process of collections. Which is to say there is a low risk of principal loss. Loans 90 days past due, excluding acquired loans that had been marked to fair value at acquisition, were $358 million at the end of the recent quarter. Of these loans, $316 million, or 88%, are guaranteed by government-related entities. Those figures were $309 million and $280 million, respectively, at the end of September.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

M&T’s estimated tier 1 common capital ratio was 5.75% at the end of 2012, an improvement of 71 basis points from the end of 2011. Last week we submitted our capital plan to the regulators, as required under the terms of the 2013 capital plan review. As with the other participants, we expect to receive comments by the end of the first quarter.

Let me just make one correction. Our tier 1 common capital ratio is 7.57% at the end of 2012.

As far as capital plan goes in our minds, M&T’s main capital action for 2013 will be the Hudson City transaction. In addition, we remain focused on building our capital ratios to the new regulatory standards, including Basel III. Six months ago we promised to provide you a better estimate of where our capital ratios would come out under Basel III. In part hoping that we’d see more clarity around the proposed rules. However, the body of rules for Basel III remain a work in progress for the regulators. And, by our nature, we remain cautious about offering a pro forma figure.

That said, we think that the projections made by the investment community that show our tier 1 common ratio under Basel III, being some 75 to 100 basis points lower than under Basel I, are not unreasonable given the current interest rate outlook. Should this be the case, it would suggest that pro forma for Hudson City we're on track to exceed the 7% tier 1 common ratio under Basel III this year.

Before we turn to the outlook, I’d like to take a minute to cover the full-year results for 2012. Diluted earnings per common share were $7.54, an increase of 19%. Net income was $1.03 billion, which represents a 20% year over year increase. GAAP basis net income, expressed as a rate of return on average assets and average common equity, was 1.29% and 10.96%,respectively. Improved from 1.16% and 9.67% in 2011. Included in GAAP earnings were after-tax merger-related expenses from the Wilmington Trust acquisition of $6 million, or $0.05 per common share. Compared with net after-tax merger-related gain of $13 million, or $0.10 per common share, in the prior year. Also included in GAAP earnings for the past year were after-tax expenses from the amortization of intangible assets amounting to $37 million, or $0.29 per common share. Compared to $38 million, or $0.30 per share, in 2011.

Net operating income, which excludes those items that I just mentioned, was $1.07 billion, an increase of 21% from the prior year. Diluted net operating income per share was $7.88, an increase of 20% from 2011. The rate of return on average tangible assets and average tangible common shareholders equity was 1.4% and 19.42%, respectively.

Turning to our outlook, I’d like to offer a few general thoughts on where we think things are headed for 2013. Excluding any impact from the Hudson City merger, our outlook for net interest margin is consistent with our prior comments. Which is to say that we’d expect in the neighborhood of 3 basis points of underlying margin pressure per quarter over the course of 2013. Our most recent internal projections indicate that the Hudson City transaction should have a small negative impact on our net interest margin for the year. That said, the first full quarter following the merger could be somewhat noisy, as we work to restructure the Hudson City balance sheet.

For legacy M&T, we’re looking for mid single-digit growth in earnings assets, with loan growth offset by a modest decline in securities. Fee income should remain strong going into 2013 until we begin to see softening in the mortgage refinance area. Total operating expense excluding Hudson City should be well controlled in 2013. And we expect stable to slightly lower charge-offs in 2013 from the levels that we saw in 2012, which are already below what we consider to be our long-term loss rate.

I’ll remind you that M&T’s first-quarter results have tended to be seasonally low, reflecting fewer days, which affects revenue, and higher salaries and benefits expense from the accelerated recognition of equity compensation expense. As well as seasonally high FICA, unemployment insurance and the 401(k) match. We’d note that most of the estimated $120 million of Hudson City merger-related expenses will come into play in 2013. We continue to target cost savings from the merger to approximate 24% of Hudson City’s pre-merger expense base. This includes the impact from our hiring program but is separate from any reductions to their FDIC costs.

Those cost synergies arising from the merger should start to become evident in the second half of the year, but won’t be fully realized until well into 2014. Overall, we continue to expect the Hudson City merger to be accretive to both GAAP and net operating earnings, and to tangible book value in the current year. And be accretive to earnings in 2014 at a high single-digit rate. Of course, all of these projections are subject to a number of uncertainties and various assumptions regarding national and regional economic growth; changes in interest rates, political events, and other macro-economic factors, which may differ materially from what actually unfolds in the future.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

So we’ll now open up the call to questions, before which Jackie will briefly review the instructions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

Kevin St. Pierre, Bernstein.

Kevin St. Pierre - Sanford C. Bernstein & Company, Inc. - Analyst

Just a margin-related question. You had a 4 basis point decline in funding cost. Are there still levers that you can pull to continue to bring that down? Or maybe talk about funding costs looking forward.

Rene Jones - M&T Bank Corporation - CFO

Yes, Kevin, in terms of — I think the answer in terms of pulling levers, no. I think, but what you’re seeing is, if you go back over the quarters, there’s still a little bit of migration of the time deposit portfolios. And there’s, from time to time, some of our long-term borrowings are still rolling down. So I would say that it shouldn’t be zero, but the ability for us to think about our strategy and change that number is pretty low.

Kevin St. Pierre - Sanford C. Bernstein & Company, Inc. - Analyst

Okay. And on the strength on the non-interest-bearing deposit growth, are you seeing a change in depositor behavior? Or is it all market share gains? You mentioned the disruption in your markets in HSBC-related strength. Can you characterize how much of that growth is market share gains versus maybe any change in depositor behavior?

Rene Jones - M&T Bank Corporation - CFO

Let me do it this way. A lot of the lion’s share of the growth trends we’ve seen in deposits over the past several, maybe eight quarters, has been on the commercial side. And that continues to be true. But looking into the numbers this quarter, what I did notice is that we had pretty decent growth particularly in December in our consumer non-interest-bearing. So I think it’s a combination of both. I think if you were to look at our deposit trends versus others, the differential is probably market share. But what I’m surprised at is that, despite the improvements in the economy, despite the fact that people are now clearly borrowing, we still haven’t seen a decline in that trend. So I don’t know what you can gain from that but that’s probably the best I can do for you.

Kevin St. Pierre - Sanford C. Bernstein & Company, Inc. - Analyst

Okay, great. Thanks.

Operator

Brian Foran, Autonomous.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Brian Foran - Autonomous Research - Analyst

I know Hudson City is still its own company, but just conceptually, as I think about interest rates since August, the five-year swap rate’s about flat, MBS yields are down, mortgage rates are down, and jumbo’s down more than conforming. So is it fair to just think, big picture, the capital accretion from Hudson City should be better but the earnings, the net interest income and loan portfolio coming over from Hudson City, should be a little worse?

Rene Jones - M&T Bank Corporation - CFO

The way I think about it, Brian, is that I’m looking at when we announced the transaction, what prepayment speeds we were looking at, maybe those prepayment speeds are slightly slower. Still high but slightly lower. But other than that, we haven’t really seen any material change in the balance sheet that differs from the projections we made at close. Maybe slightly a little more loans. Prepayments on securities have actually held up and maybe exceeding what we thought. But overall the balance sheet looks a lot the same. Are you thinking of just the shape of the curve and then — ?

Brian Foran - Autonomous Research - Analyst

No, I was actually thinking more along the lines of like when Capital One closed ING Direct, the interest rates had come down from the time they announced the deal to the time they closed it. The capital accretion ended up being better and they ended up with some negative accretable yields going forward to earnings. So maybe I’m over-extrapolating, but I was thinking maybe the same thing would happen here.

Rene Jones - M&T Bank Corporation - CFO

I think you are directionally correct but I don’t know that it is significant. So, each one of those things that you mentioned is probably true. You’re saying basically the mark on the loans, maybe the premium mark is a little less. So that probably would be true given what’s happened to rates. The big question is, what happens between now and the actual close? You don’t really know.

Brian Foran - Autonomous Research - Analyst

Makes sense. And then the first quarter noisy — or could be noisy — comment, can you just remind us what the main areas of noise we should be thinking about are?

Rene Jones - M&T Bank Corporation - CFO

Yes. The way you think about it is, if you look at the higher levels of securities funded by structured debt on Hudson City’s balance sheet, we all know today that that’s a negative trade if you look at the yields. And a big chunk of that should go away when you mark the portfolio. But, having said that, if you were to put that trade on today it would still be under water, right? At mark. So until that position is unwound, and we’ll think about how much time do we take to debt, it will be driven by execution. That actually would lower your margin. So that’s the way to think about it. That trade isn’t just necessarily a problem when it’s not marked. Once you mark it, it’s still an underwater trade. The yield on securities will be lower than the borrowing costs.

Brian Foran - Autonomous Research - Analyst

And the securities won’t all be gone when the deal closes? There could be — some of the portfolio repositioning could happen post the deal close?

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

Yes. Because we’ve got to figure that out. You don’t know what day will you get approval. So the way I think about is, you’ll get a lot done if we get approval at the beginning of a quarter. And we’ll be able to get a lot done during the course of the quarter. But if it happens at the end of the quarter, you might see some distortion. You might get a whole month of just low-margin stuff on your balance sheet that you don’t intend to keep. But economically, it’s not a big deal.

Brian Foran - Autonomous Research - Analyst

Got it. Thank you so much.

Operator

Bob Ramsey, FBR.

Bob Ramsey - FBR & Co. - Analyst

I was hoping maybe you could share some thoughts on how you’re thinking about Hudson City’s mortgage business in terms of intent to continue to originate those loans either for sale or for portfolio?

Rene Jones - M&T Bank Corporation - CFO

My comments aren’t going to be different from what we’ve said in the past. Our thinking, maybe in this order, is that one of the things that we will be able to bring to the table, which we’re, in a sense, already getting started on through our hiring process, is adding an agency business to the branch network that’s there. Which should be a positive. And we think we can get that up and running pretty much out of the gate. So that’s the first thing that will be a change in the profile. And then at the end of the day, our view is that we are logically going to have some appetite for jumbos, simply because, if you look at the demographics, particularly in New Jersey, and then where the branches are in Connecticut, there’s much more of an opportunity for jumbos there just because of the natural level of the home prices. So think about the fact that most of our footprint, other than Baltimore, is pretty much all in — the average home prices are way under. So I think the question becomes how much of that we do. Now, we don’t tend to portfolio a lot. So, logically speaking, that as we start out with $26 billion, $28 billion loan portfolio, that’s going to decline. But the dynamics of how we’re thinking about it would include those components.

Bob Ramsey - FBR & Co. - Analyst

Okay. And how does — the CFPB recently provided guidance on qualified mortgages, QM. I’m curious if M&T would ever originate or portfolio a non-QM mortgage. And then what your read on the guidance is and how you’re thinking about that.

Rene Jones - M&T Bank Corporation - CFO

I’m going to give you a very general comment. Overall, we didn’t have too many problems with it. We worry about any aspect of things that are price-fixing because it tends to move the market. So when you set, you lock in the fees for something, you can’t make a decision. I think that — and this is personally — I think that the idea that, to the extent that you originate a qualified mortgage outside of those parameters — that you bear the risk — kind of makes sense to me. But other than that, I didn’t think that we had any big problems overall.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Bob Ramsey - FBR & Co. - Analyst

And so does that mean that looking at the risk of any individual loan, you all would not avoid a non-QM mortgage as long as it met the rest of your underwriting criteria?

Rene Jones - M&T Bank Corporation - CFO

We would have to think about it. We would have to think about — the difficulty with that simple analysis is you’ve got to understand your exposure in regard to the overall mortgage market in total. So I think we need time to think about exactly how that would affect us. And we're thinking about it now.

Bob Ramsey - FBR & Co. - Analyst

Okay. And then last question, you mentioned a little earlier that people are clearly borrowing. Obviously you’ll have very strong loan growth across the board this quarter. I’m just curious if there’s any geography that was stronger or weaker than any other. Or what maybe you attribute — how much of it is market share versus not, what you’re seeing in terms of line utilization. Just any thoughts around the loan growth.

Rene Jones - M&T Bank Corporation - CFO

Let me make general comments. So the loan growth was strong. There was clearly a flurry of activity towards the end. And, as you look at — there was various types of things people were trying to do. Some were simply refinancing. Presumably while rates are still low. Others we saw focusing on recaps. There were a number of financing of acquisitions. Or even on the other side where we saw loans pay off, people had done either partial sales of their company, I think around the tax laws. In our trust department, we’re away from loans now. But I think the comment I heard in December was that we had set up a record number of trusts in the month of December. So clearly there was a lot of activity around the changes that were coming at the end of the year, the tax code and so forth.

But, having said that, we also saw growth in other areas. Manufacturers. One of the things that we saw down in Pennsylvania was there seems to be some optimism associated with the after effects of Sandy, where people who are making equipment and infrastructure down there are already getting orders for infrastructure. IE, boilers, those types of things. We heard the cost of plywood and the cost of drywall is going up in the area, which benefits a number of our customers in the Pennsylvania markets.

If you look at our loan growth by region, we were up an annualized, in upstate New York, 5%. We were up 11% in the Metro area, which is Tarrytown, think Hudson Valley, Westchester, New York City, Philadelphia. And then we were about flat in Pennsylvania. We had actually okay commercial growth but it was offset by the consumers. And then what I found interesting is that even in places in upstate New York, if you were to adjust for the fact that we had a couple of large paydown of balances that were related to either full sales of companies or partial sales of companies, that the loan growth in places like Buffalo and Rochester were still very robust in our middle-market lending area. So it was a lot of activity. I can’t suggest that it will stay at those levels going into the first quarter. But it was clearly across the board, different regions, and also different reasons for the transaction.

Bob Ramsey - FBR & Co. - Analyst

All right. That’s great. And can you give the mortgage banking pipeline heading into the first quarter?

Rene Jones - M&T Bank Corporation - CFO

I’ll get it for you. I think it’s about — I’m sorry. Let me give you — so last quarter, we were just under $2.4 billion. And let me just describe the pipeline. That’s everything that's come in to be locked and excluding things that have already locked. So it’s our true pipeline of business going into the quarter. So $2.3 billion, $2.4 billion. At the end of last quarter, it was $1.8 billion at the end of this. So we saw — we did see things slow down. While the quarter was robust in mortgage, December was slower than October and November.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Bob Ramsey - FBR & Co. - Analyst

And is that seasonal or are you seeing other factors in there?

Rene Jones - M&T Bank Corporation - CFO

Can’t tell. Clearly there’s some seasonal effect, fewer days. But it’s still too early to tell. I wouldn’t suggest that December — December was really the exception, is really what I would say.

Bob Ramsey - FBR & Co. - Analyst

Great. Thank you, Rene.

Operator

Erika Penala, Bank of America.

Erika Penala - BofA Merrill Lynch - Analyst

My first question is on the moving parts on the pro forma margin for Hudson City. You mentioned in your prepared remarks that the first full quarter will be a small negative impact. And part of it is, in terms of your answer to Brian’s question, is that there clearly have securities that are earning a negative spread because of the wholesale funding. But if I think about the loans you’re putting on, because you are accreting capital up front, my suspicion is that that yield is lower than M&T’s legacy yield today. And so I'm wondering, on the deposit side, if you just look at Hudson City’s balance sheet, clearly their deposit costs are higher than yours. Is there a deposit accretable that we’re not thinking about that helps balance the potential negative on the loan side?

Rene Jones - M&T Bank Corporation - CFO

No. So, take Brian’s question and your question, Erika, you’re right. Those two questions are perfect. Remember that, as we see the change in interest rates that Brian is talking about, we’ve got to be concerned about the whole mark, which would affect everything. It would affect the wholesale borrowings and so forth. When we look at that in combination we don’t see a big change. But relative — so then if you go into the parts, relative to my thinking on where, I think I gave a quote on the announcement of the deal about where we thought the loan yields would be. I might have been like 3.6% or something. Today, probably on just the loan part, that’s probably higher today than we were thinking. So overall I don’t see much change in the overall balance sheet with the change of interest rates. But the components have probably changed from where we sit today. And we used that higher yield number on the loans in thinking about where we were as we go from here. Again, that could change. I don’t know that you’d see much change in the overall mark because you’ve got to count the liabilities, as well. But the loan number yields could change until we get to the close of the deal.

Erika Penala - BofA Merrill Lynch - Analyst

I'm sure I should go back to the original presentation but as I just look at the average balance sheet today, how should we think about the mark on the deposit side? And I apologize if this is such an elementary question. I just wanted to make sure that I'm not understating your margin for 2013.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

Other than the structured borrowings, I think you’ve got to go and look at the time deposits. And those are — the time deposit price — I would just look at the average time deposit prices offered by us and others. And maybe look a little bit into that market. And that’s what we’re going to take them down to. We’re going to use those current rates on time deposits. And that will probably be the biggest thing that affects the deposit mark.

Erika Penala - BofA Merrill Lynch - Analyst

Got it. So the mark is whatever the — got it. Okay. And on the statement that you made with regards to 24% expense savings on HCB case pre-merger expense base, excluding FDIC costs, what is the length of time it would take for M&T to achieve that 24%? I know you’ve made comments in the past that the FDIC cost savings were immediate.

Rene Jones - M&T Bank Corporation - CFO

Yes. Let me just do the FDIC first. It will take a quarter lag before you come into M&T’s structure for the FDIC. And then the other thing is, some of the savings are going to come from your timing of your unwinding of that wholesale book. Right? So you won’t get benefit until you do that. But when that’s done then you should start to see the full benefit from the FDIC. I don’t have it in front of me but I would suggest that we should be pretty much on a full run rate after the first 18 months, which is towards the end of 2014.

Erika Penala - BofA Merrill Lynch - Analyst

Got it. Okay. Thank you.

Operator

Ken Zerbe, Morgan Stanley.

Ken Zerbe - Morgan Stanley - Analyst

Quick question. In terms of the capital plan stress test, you did mention that your main capital action this year was going to be the Hudson City transaction. But obviously Hudson improves your capital position. Are you considering any other capital actions in your plan?

Rene Jones - M&T Bank Corporation - CFO

Let me say this. I think, generally no. It’s a very simple thing that we are trying to do. We’re keeping much of the things the same. But to the extent that we could begin the process of turning over our hybrid capital, we would start to consider that. And, remember, for us it’s less of an issue. It’s not something that we would have to do a lot of because, unlike others, other people are starting with big amounts of capital on the top. So it’s very important for them to take those down quickly to optimize the capital structure. We’re moving and improving our capital over time. So there could be some of that activity if it were to get approved. And if we were to choose to do it. It depends a lot on rates. Our thinking was that if rates on preferreds were low, and we had the right inquiries, we would want to consider beginning that process.

Ken Zerbe - Morgan Stanley - Analyst

Got you. But that’s something that you would apply for as a possibility, but just you may or may not execute? Like the [trump to press].

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

You have to apply for it somewhere to be able to do it.

Ken Zerbe - Morgan Stanley - Analyst

No, understood. That’s why I was asking. I just want to make sure it was being applied for. The other quick question I had just with hiring the commercial bankers, are you able to do any of that hiring ahead of the deal closing? Have you started that process? Or is that something where you start taking resumes after the deal closes?

Rene Jones - M&T Bank Corporation - CFO

It’s a great question. We’re well on our way. Everything seems to be going on track with the Hudson City and the integration. But the thing that seems to be well ahead is the hiring. So, for example, on the sales side, we’ve identified and have, as of this past Monday, 49 people that will work in the new footprint. And if you look at that, 18 of them are internal people. Internal folks who have agreed to go down there and become familiar with our culture at M&T and will work primarily in New Jersey. And then we’ve also hired another 31.

So if you look on the commercial side in terms of RMs, we’ve already got 16 people onboard. We’ve got 23 business bankers onboard. We’ve got a number of mortgage originators onboard already, who are getting prepared to do that agency type business that we talked about. And then, while we’re a little slower on that part, we also have a few people already onboard who are part of the retail branch — who will become part of the retail branch network. So, from a financial perspective, some of that was in our December numbers. Some of that is already going to be in our first-quarter numbers. And I feel pretty good about where we’re headed there. All right, great. Thank you.

Operator

Ken Usdin, Jefferies.

Ken Usdin - Jefferies & Company - Analyst

I wanted to just have follow-up on commercial real estate. You had $1 billion of CRE growth on a point-to-point basis. I just wanted to ask you for a little bit more color on that. Any specific buckets it’s coming from within? I know multi-family had been good. But any signs that you’re starting to now see that spread out in terms of demand and opportunity in CRE?

Rene Jones - M&T Bank Corporation - CFO

It is interesting because our CRE growth has been pretty — I don’t have it in front of me but it’s actually been spread out already. So, for example, on the CRE side, upstate saw 9% growth. The region I talked about from Westchester down to Philly grew 7%. Pennsylvania grew 2%. So it’s coming across the board. But the other thing I would say is, again, the other category we saw was there were a number, some in real estate, where people were bridging decisions over the end of the period. So some of those loans were shorter-term in nature. And as we get into maybe the second quarter of next year, some of that, I would expect some of that to roll off.

Ken Usdin - Jefferies & Company - Analyst

And that would have shown up also in CRE. I thought you were referring more to the commercial bucket.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

It’s both. There were a lot of — there was a lot of year-end decisions being made, is the simplest way for me to say it.

Ken Usdin - Jefferies & Company - Analyst

Right. Okay. And the second point I wanted to follow-up on, I understand your comments about core NIM compression and your thoughts about having mid single-digit earning asset growth. Does that lend us out to believe that, aside from day count, and before Hudson City, that it’s reasonable that you guys would still expect NII to be growing this year?

Rene Jones - M&T Bank Corporation - CFO

Yes. That’s true. You’re thinking about that the right way.

Ken Usdin - Jefferies & Company - Analyst

All right. And then the last comment, I just wanted to come back on your thoughts about mortgage banking. Hearing you talk about a little bit of decline in the pipeline, although it’s staying quite strong, what are you seeing underneath the surface now that you’ve returned back to the originate for sale and are retaining less? What do you see happening on the gain on sales side? What happened this quarter? And what changes do you anticipate from that perspective with what we’ve seen in rates change so far?

Rene Jones - M&T Bank Corporation - CFO

Sure. Good question. I think this will be the dynamic. As you see things slow down, we’ve built up a fair amount of capacity. And so, as you see things like we saw in December, you’re going to see lower gain on sale. And so, when I look overall, quarter over quarter our gain on sale was up. So if we were somewhere 325, 326 in the third quarter, we were probably 20 basis points higher than that overall. But if you were to go to December, that came down quite a bit. And much of that is us trying to manage the volume that we have in our capacity because we can’t change it as fast. So, really, the question on margin is going to come down to — and, in fact, that’s both on our regular stuff and on TARP — and the question will become, with margin it’s going to have a lot to do with does the volume pick up. I think out of the gate in January things actually look pretty good. I don’t know if that helps.

Ken Usdin - Jefferies & Company - Analyst

Yes, that does help. And the second, just the last corollary to that is, if the total mortgage banking revenue were to start to tail off, how quickly could you adjust to that capacity and infrastructure that you’ve built on the origination side from an expense perspective?

Rene Jones - M&T Bank Corporation - CFO

I’ll say this — we’ve got a long-tenured mortgage team. They’re pretty good at it. I tease them often that they need to be able to go faster when we get into those situations but they are pretty good at what they do. The other thing I would suggest is that, also, there are a couple parts of our business, and so the labor-intensive one is really on the residential side. We also have a commercial mortgage business, which I think doesn’t have as big of an infrastructure that’s required because we’re using the agencies and each loan is bigger. But we also have a fairly large servicing portfolio, and that tends to be much more stable. So that stream should maintain relatively steady and we’ve got a pretty good-sized workforce there.

Ken Usdin - Jefferies & Company - Analyst

Great. Thanks for the color, Rene.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Operator

Todd Hagerman, Sterne Agee.

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Rene, I just want to follow up on your comment on the Sandy and the fee waiver. I just want to make sure I understand. You indicated that you’ve since restarted that fees or they are still in suspension?

Rene Jones - M&T Bank Corporation - CFO

What I talked about was the impact that we had in place in the quarter during around the storm. I don’t think that’s still in place.

Unidentified Company Representative - M&T Bank Corporation

Those waivers were primarily or almost entirely in October and November.

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Okay. And then just a follow-up to that. Have there been any changes just in general in terms of the pricing your various products? And then, in terms of Hudson City coming on, is there anything that we should think about in terms of either new products coming out or any meaningful pricing changes as we think about, again, the fee line item?

Rene Jones - M&T Bank Corporation - CFO

With regard to Hudson City, that’s a discussion after we end up getting the deal approved and we own, and the merger takes place, because we just don’t deal with pricing of the other institutions. That’s their job. We focus on our portfolio. I think the bigger question for us is, as you look at some of the things that we’re doing, some of the investment that we’ve made at the end of the year has been around our deposit and deposit technology. And I think we’re still very focused on looking at particularly our checking products, and making sure that those are redesigned to give the customers a lot more choice. And so it’s not so much about what our overall fees will be, but we intend to continue to make investments to give people more choice around their checking and their deposit products. So you’ll see changes. I don’t know that you can extrapolate that to anything on the fee income side. Other than the fact we hope to have higher balances.

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Right. That’s what I was getting at, just in terms of product redesign, the value proposition for the customer, particularly with the new customer base coming on.

Rene Jones - M&T Bank Corporation - CFO

The other thing I would add is, again, we’re doing a lot. So, when we talk about earlier, on the opening of the call, the technology investment and so forth, one of the things that we’re spending a lot of money on is trying to improve the customer experience online. And so we’ve been doing a lot of the initial work around web banking upgrades and some of the platform there that will allow us down the road to begin to, again, offer a smoother experience for the customer. And then, as I mentioned before, those products with choice we hope is received pretty well.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Okay. And then just a follow-up on the capital side. I think you indicated, on the 7% — two-fold — I think that’s both in terms of your expectation for tier 1. But, more importantly, I think, going back at the time of the deal, the expectation on the tangible equity was also greater than 7%. Is that —?

Rene Jones - M&T Bank Corporation - CFO

We haven’t changed this, as of yet anyway. We said our thinking back then was that we would fall after the deal somewhere between 825 — I think we said 825 and 850. So if you extrapolate there, and you also understand that you are generating a lot of capital post the transaction date, it seems pretty logical that we’ll be, as we said on the call, we’ll be above where we need to be. Which is actually before the full implementation dates are in effect.

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Right. And so, finally, again, in terms of the CCAR process, I'm assuming that the dividend remains very near and dear to M&T and their shareholders. And that that would also be likely part of the capital plan submission. Particularly, again, as you mention, the capital accretion that’s occurring with the deal and the ongoing improvement in terms of the Company earnings and so forth.

Rene Jones - M&T Bank Corporation - CFO

We think we’ve done a pretty nice job of, one, keeping the volatility low in our earnings over the years. And that’s allowed us to have a lot of consistency in our dividend. And we don’t expect to see any changes on that front, as we sit here today.

Todd Hagerman - Sterne, Agee & Leach, Inc. - Analyst

Terrific. Thanks very much.

Operator

Brian Klock, Keefe, Bruyette & Woods.

Brian Klock - Keefe, Bruyette & Woods - Analyst

Just a couple quick follow-ups, Rene, if you could. On the margin guidance of the 3 basis points or so of compression per quarter, obviously that wouldn’t incorporate any benefit of redeeming the high-cost trust preferreds that you’ve got out there. That would be as if those trust preferreds are still outstanding for all of 2013?

Rene Jones - M&T Bank Corporation - CFO

You got that right. And again, Brian, I'm sure you know this, the way I think about it is, what makes it interesting if you could do that is it’s kind of EPS neutral. Right? Where rates hit today. And so, while it may have some effect on your margin, you just take the dividends and you’re paying them below the line. So, as it comes to net income to common shareholders, given where rates are, the whole thing is relatively neutral.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Brian Klock - Keefe, Bruyette & Woods - Analyst

Right So you have a benefit on the margin but EPS neutral.

Rene Jones - M&T Bank Corporation - CFO

Right.

Brian Klock - Keefe, Bruyette & Woods - Analyst

On the expenses for the quarter, I know you mentioned that there was some maybe one-time items in expenses related to the CCAR. So if I look at that $193.6 million in the other cost of operations, should that be more like what the third-quarter expense number was?

Rene Jones - M&T Bank Corporation - CFO

You’re thinking about that the right away. I believe the item we mentioned on the misappropriation of funds by the customer’s in there. Our professional services were pretty high. So, typically what will happen is, while we’ll continue to maintain some level of investment, you’re going to see probably — typically what’s happened in the past is you see that line soften up a little bit in the first quarter. And then, of course, we have a kind of spike given the items we mentioned — the salaries and benefits side.

Brian Klock - Keefe, Bruyette & Woods - Analyst

Okay. And with the salaries and benefits for the fourth quarter, is there any sign-on bonuses or anything with the new hires that would be something we should adjust for?

Rene Jones - M&T Bank Corporation - CFO

In the context of how large that number is, I don’t know that is anything to be really thinking about there.

Brian Klock - Keefe, Bruyette & Woods - Analyst

Okay. And just last question, on the acquired portfolio, you talked about the net interest income declining. The yields — obviously the yields seem to be somewhat steady. So we should be thinking about that continued pace of the runoff and the acquired balances. Thus the impact, when you guys do report this in your Ks and Qs, that that accretable yield number that you’re putting in there should continue to decline. But any of that would be the same as being a core reinvestment of your legacy loan portfolio since I'm still calculating that yield to be somewhat close to where your legacy loan portfolio loan yields are.

Rene Jones - M&T Bank Corporation - CFO

Yes. I think that’s the right way to think about it. And said a slightly different way, what we’ve been seeing is that those loans are paying off. And you see that and that’s in part why we gave you those balances. You’ll see them in the Q and the K. But the loans have been paying off. And that results in the cash flows being better. But that normal pay down is coming at a level yield. So, from what we see today, your description is probably a pretty good one.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Brian Klock - Keefe, Bruyette & Woods - Analyst

Okay, great. Thanks for taking my questions.

Operator

Gerard Cassidy, RBC.

Gerard Cassidy - RBC Capital Markets - Analyst

Could we come back to that misappropriation of funds? How much was that in that other non-interest expense line item, so that we don’t include it on a go-forward basis?

Rene Jones - M&T Bank Corporation - CFO

What we said is, I think the total other expenses were up $10 million or something like that. So it was more than 50% of that.

Gerard Cassidy - RBC Capital Markets - Analyst

Okay. The second question is, you gave us, I think, the gain on sale margins for the mortgage banking business for the quarter. What was the dollar amount in the mortgage banking revenue line of the gain on sales?

Rene Jones - M&T Bank Corporation - CFO

Ask me that again. I’m not sure — say that again.

Gerard Cassidy - RBC Capital Markets - Analyst

The gain on sale revenue, or gain on sale income that you generated in the quarter by selling mortgages, how much of that, in the $116 million, how much was it in the quarter?

Rene Jones - M&T Bank Corporation - CFO

Our total $116 million — $117 million, I think, was our number — our total number is about — I just need to verify it and I’ll give it to you. $70 million. Yes, $70 million.

Gerard Cassidy - RBC Capital Markets - Analyst

Okay. And how would that compare to the prior quarter?

Rene Jones - M&T Bank Corporation - CFO

$57 million, I think. $57 million.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Gerard Cassidy - RBC Capital Markets - Analyst

That’s great. The other question I have for you is, on your securities portfolio, what’s the duration of the portfolio right now in terms of years?

Rene Jones - M&T Bank Corporation - CFO

Right now I think the duration is 2.2.

Gerard Cassidy - RBC Capital Markets - Analyst

Okay. And then, finally, obviously all the banks will benefit should there be a parallel shift in the yield curve. But that’s not expected any time soon. If the long end of the curve the 10-year government bond yields starts to rise, or continues to rise throughout 2012, at what point would it help mitigate your net interest margin pressure so that — you mentioned about 3 basis points a quarter. Have you done any sensitivity to say that if the 10-year reached X level, that there wouldn’t be any margin pressure?

Rene Jones - M&T Bank Corporation - CFO

Yes, we do routinely do that. So let me just — give me two seconds and I’ll give you some specifics here. You’re talking about a non-parallel interest rate shock and you’re suggestion that the rates would go up on the long end?

Gerard Cassidy - RBC Capital Markets - Analyst

That's correct.

Rene Jones - M&T Bank Corporation - CFO

It wouldn’t take long. If you take a look at it, and you look at it in terms of — I think this is instantaneous but give me one second. I’m not sure if I’m talking instantaneous. But basically our numbers is, if rates were to go up 100 basis points on the long end, 3.66% is the sensitivity to our net interest income. And I'm just drawing a blank as to — I don’t think that is a instantaneous shock.

Gerard Cassidy - RBC Capital Markets - Analyst

Would it be safe to say that if the long end of the curve went up gradually, 30, 40 basis points, to somewhere in the low 2s — 2.15%, 2.2%, 2.25% —would that be enough just to mitigate then the margin pressure? Or would it have to go up even further?

Rene Jones - M&T Bank Corporation - CFO

Without using exact numbers, that would have an effect. It would definitely have an effect.

Gerard Cassidy - RBC Capital Markets - Analyst

Okay. It would definitely have a positive effect?

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

Yes. Think about it this way. One of the big issues, I think, is that the yields on the securities are coming down. And especially to the extent that you’ve got to replace them. So you see a slowing in that prepayment, that’s going to take pressure off of the primary reason why we see margin compression.

Gerard Cassidy - RBC Capital Markets - Analyst

Correct. Which — good. Okay. Thank you very much.

Operator

Collyn Gilbert, Stifel Nicolaus.

Collyn Gilbert - Stifel Nicolaus - Analyst

This is a long call so I’m going to try to make this quick. One housekeeping item. You said that $64 million non-accrual, that was a resi mortgage loan?

Rene Jones - M&T Bank Corporation - CFO

It’s a long-term customer who we’ve had a relationship with where, at times, we’ve done business loans and so forth. But the key is, is that it’s all collateralized by his real estate.

Collyn Gilbert - Stifel Nicolaus - Analyst

So that’s multiple residential real estate properties? Is that what you’re saying then, to clarify?

Rene Jones - M&T Bank Corporation - CFO

Let me just — it’s a fair amount of real estate.

Collyn Gilbert - Stifel Nicolaus - Analyst

Okay. But it’s residential real estate not commercial?

Rene Jones - M&T Bank Corporation - CFO

That’s correct.

Collyn Gilbert - Stifel Nicolaus - Analyst

Okay. And then just a big picture question. It has been like the M&T story and you said for many years that you think about the GDP, and you think M&T’s going to grow at the rate of GDP, or maybe slightly more. Or that the banking industry in general should — that’s a normalized growth rate for the industry. If we look at what you guys put on in 2012, you grew 10% 11%. Would you say that 2012 was a transitional year as it related to the economy and maybe the opportunities that you saw in taking share in upstate New York? Or do you see a shift, a potential opportunistic shift, occurring for you guys as it relates to the rest of the economy in terms of future growth?

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Rene Jones - M&T Bank Corporation - CFO

That’s a good question. Let me start — I’m going to go in reverse, Collyn. I would say that we have seen — it has been an opportunistic shift, given where we were, particularly through the crisis in the fact that the Company stayed healthy. And so it’s presented us with a lot of opportunities. And that’s probably the first differentiating factor as to why our revenue growth has been higher than the general economy. But I would argue that the only way that you can get into that position is if you take the view that you shouldn’t be growing much faster than the economy. I think we still have that view, and we’ll try to do our best not to make too many mistakes.

But then the other thing — so, if you get down into it, the upstate New York markets was something that happened to us that was exceptional, that impacted our loan growth. The fact that one of the things I think people maybe underestimate is that, while our charge-offs have been really low, and there’s a view out there that how much lower can they get when the economy improves, we tend to move like the economy. So we just have a lower base. But, having said that, what’s different now is that a lot of the portfolios that we acquired are also seeing a benefit from that. And you just don’t — based on the way the acquisition accounting works, you see that in your net interest income. So I think you’ve got it. We hope that those types of things — good things will continue to happen to us. But we think the path to get there is just to stick to our knitting and focus on integrating these transactions. And not trying to push too hard on make things happen that aren’t given to us by the general economy.

Collyn Gilbert - Stifel Nicolaus - Analyst

Okay. That’s helpful. I think it was a thorough call. That’s all I’ve got. Thanks.

Operator

Stephen Mead, Anchor Capital.

Stephen Mead - Anchor Capital Advisors - Analyst

Just going back to the dividend policy, because of the submission of the capital plan and also the Hudson transaction, is the dividend policy in a sense on hold? Or what? And have you stated some level of either growth in the dividend or payout of earnings?

Rene Jones - M&T Bank Corporation - CFO

What we said, and I guess the better term is what we reminded people, is that there’s really never been a big change in the way we think about dividend payouts, cash payouts. For the longest time we’ve maintained — you can go back — a dividend payout ratio that was somewhere between 25% and 32%. And our thinking was that as the Company grew, then the shareholders would be rewarded by growth in the dividend, as well. We kept it in that range because we wanted a lot of flexibility because we were very keenly aware that consistency is important. And that from time to time there are disruptions definitely in banks and bank stocks and bank earnings. So we felt that the easiest way to do that is to not have too high of a payout ratio.

When we saw the low point of the storm hit in 2009, that made our payout ratio increase. And then we had the highest payout ratio. But it was from maintaining it consistently. So, as you’ve seen in the last two quarters, we’ve come down to about 32%, roughly, I think is what I saw the payout ratio the last two quarters. So that’s right about at the top end of the range of where we’ve been the last 20 — I can only vouch for the last 20 years. So we don’t really see any change in that, nor are we aware of any reason why we would change our approach. It also happens to now seem to be consistent with the views of the regulatory community.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Stephen Mead - Anchor Capital Advisors - Analyst

Okay. The other question, just going back to the Hudson City transaction, that deal was announced just before the September announcement by the Fed to purchase mortgage-backed securities. Did you anticipate that in your negotiation of Hudson? And how has, in a sense, the Fed’s policy to repurchase mortgage-backs — how has that changed things in terms of your integration of Hudson?

Rene Jones - M&T Bank Corporation - CFO

It hasn’t. Keep in mind that, first of all, it’s not an agency portfolio. And, two, what we tend to do is, when we show up on day one, it’s an organization we don’t know. First we think about credit, then we think about credit. And we think about credit again, right? So we’re deep into the loan files and looking at what we think the risk is of the portfolio. And we would have had no foresight into what the Federal Reserve was going to do. As I look at it today, I don’t see it having much impact on our thinking. I also think that if you look at what’s happened to mortgage rates, there’s been really little influence from any of that to what’s being passed through to the customers. Hopefully that’s helpful, but I don’t think there’s really —.

Stephen Mead - Anchor Capital Advisors - Analyst

So on this consumer side of the equation, in terms of the margin compression that’s occurring, and the asset yields coming down faster than, say, cost of funds, it’s got to affect people’s calculation of returns on equity.

Rene Jones - M&T Bank Corporation - CFO

Yes, that’s true. You’ve got to separate the description of what I’m telling you is happening to our balance sheet, which are loans we booked several years ago. And any time we make a forward-looking decision, whether it be on making a loan or definitely a transaction where we’re going to by a bank, we’re looking at forward curves. And, quite frankly, we tend to price transactions by looking at forward curves and making sure that we can, at least economically in our analysis, pay a price that allows us to hedge any changes in that forward curve. So there’s two separate things. The earlier description is of what’s been rolling off our balance sheet from loans that were made in prior periods.

Stephen Mead - Anchor Capital Advisors - Analyst

Okay. Thanks.

Operator

Gerard Cassidy, RBC.

Gerard Cassidy - RBC Capital Markets - Analyst

Can you tell us what’s the timing of when you think you might be able to close the Hudson deal?

Rene Jones - M&T Bank Corporation - CFO

No. There is no change. We would like to be able to do it by the second quarter, I think. So, no change in what we said. What I can tell you is there’s been really no change. We’re moving along in the regulatory process. And one of the big steps in the process was submitting our capital plan on January 7. So we’ve now done that. And hopefully we’ll get feedback and work with the Fed and other parties to get there by the second quarter.

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JANUARY 16, 2013 / 3:30PM, MTB - Q4 2012 M&T Bank Corporation Earnings Conference Call

Gerard Cassidy - RBC Capital Markets - Analyst

Would that be toward, do you think, the front end of the quarter or latter part of the quarter? Or is it just too hard to say right now?

Rene Jones - M&T Bank Corporation - CFO

They only let me talk to you at the end of the quarter. (laughter)

Gerard Cassidy - RBC Capital Markets - Analyst

I see. Okay. That’s good. I appreciate the help.

Operator

That was our final question. I'd like to turn the floor back over to Mr. MacLeod for any closing comments.

Don MacLeod - M&T Bank Corporation - Director IR

Again, thank you all for participating today. And, as always, if clarification of any of the items on the call or news release is necessary, please contact our Investor Relations department at 716-842-5138.

Operator

Thank you. This concludes today’s conference call. You may now disconnect.

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